10375 Richmond Ave., Suite 700 Houston, TX 77042 832.456.6500 office 832.456.0048 (fax)

November 5, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Yong Kim, Staff Accountant
Andrew Blume, Staff Accountant

Re:	Stabilis Energy, Inc.
Registration Statement on Form S-1
Initially Filed September 11, 2019
Amendment No. 1 Filed on October 22, 2019
File No. 333-233704

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stabilis Energy, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Daylight Time, on November 7, 2019, or as soon as thereafter practicable.
The Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Andrew Puhala, Chief Financial Officer at (832) 456-6502.

Very truly yours,

STABILIS ENERGY, INC.

By:     /s/ Andrew Puhala
Name: Andrew Puhala
Title: Chief Financial Officer

Securities and Exchange Commission
Re: Stabilis Energy, Inc.
November 5, 2019

cc:	Stephen W. Grant, Jr., Counsel
Joel Bernstein, Counsel
James Reddinger, Chief Executive Officer